NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of shareholders ("Shareholders") of Brigus Gold Corp. (the "Corporation") will be held at the Delta Halifax Hotel, MacKay Room, 1990 Barrington Street, Halifax, Nova Scotia B3J 1P2, on Wednesday, May 23, 2012 at 11:00 a.m. (Halifax local time) for the following purposes:

1.	to receive the annual report and the financial statements for the year ended December 31, 2011 and the report of the auditor thereon;

2.	to re-appoint the Corporation’s auditor and to authorize the directors to fix its remuneration;

3.	to elect directors;

4.	to ratify and confirm the adoption of a shareholder rights plan for the Corporation, as set out in the accompanying management information circular (the "Information Circular");

5.	to consider and, if thought fit, pass an ordinary resolution of Shareholders approving the implementation of an employee share purchase plan (the "Employee Share Purchase Plan") of the Corporation and the reservation of 5,000,000 common shares of the Corporation for issuance thereunder, as more fully described in the attached Information Circular;

6.	to consider and, if thought fit, pass an ordinary resolution of Shareholders approving the implementation of a deferred share unit plan (the "Deferred Share Unit Plan"), and the reservation of 5,000,000 common shares of the Corporation for issuance thereunder, as more fully described in the attached Information Circular; and

7.	to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

A form of proxy solicited by management of the Corporation in respect of the Meeting is enclosed herewith.

Shareholders who are unable to be present at the Meeting are requested to sign the enclosed form of proxy and return it in the envelope provided for that purpose. To be effective, the form of proxy must be received at the offices of CIBC Mellon Trust Company, 320 Bay Street, 3rd Floor, Toronto, Ontario M5H 4A6, Canada, or, by facsimile at (416) 368-2502 or toll free fax 1-866-781-3111 by not later than 5:00 p.m. Eastern on May 21, 2012 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays or holidays, preceding the time of such adjourned Meeting, or in either case by such later date and time as the Board may determine in its sole discretion. The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting.

DATED this 13th day of April, 2012.

By Order of the Board

(signed) Wade K. Dawe
Chairman, President and Chief Executive Officer